[HUDSON TECHNOLOGIES, INC. LETTERHEAD]

January 11, 2013

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Pamela A. Long, Assistant Director

Re:	Hudson Technologies, Inc.
Registration Statement on Form S-3
Filed December 14, 2012
File No. 333-185490

Dear Ms. Long:

Hudson Technologies, Inc. (the “Company,” “we” or “our”) is providing the following responses to the comments contained in your letter dated January 8, 2013 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2012 (the “Form S-3”). In response to the Comment Letter, the Company is also filing with the Commission Amendment No. 1 to the Form S-3 (“Amendment No. 1”). In order to facilitate your review, the comments contained in the Comment Letter, reproduced below, are followed by our response to such comments.

Selling Shareholders, page 4

1.	Please disclose how the selling shareholders acquired the securities they may offer and sell pursuant to the registration statement, including the dates of the transactions, the number of shares purchased in each transaction, and the purchase price, if any.

In response to the Staff’s comment, we have revised the Form S-3 in Amendment No. 1 to expand the disclosure in the Selling Shareholders section to include the requested information.

Description of Debt Securities, page 10

2.	We note your disclosure that any debt securities you offer will be exempt under the Trust Indenture Act. Please advise us as to the exemption that you intend to rely upon in issuing the debt securities.

Section 304(a)(9) of the Trust Indenture Act of 1939 (the “1939 Act”) provides that the provisions of the 1939 Act do not apply to a security which is to be issued under an indenture which limits the aggregate principal amount thereunder to $10,000,000 within a period of 36 consecutive months. Moreover, Section 304(a)(8) of the 1939 Act exempts the issuance of a security otherwise than under an indenture if the amount sold within a period of twelve consecutive months does not exceed the limit stated in Section 3(b) of the Securities Act of 1933 (currently, $5,000,000).

The Company acknowledges the requirements of the 1939 Act and supplementally advises the Staff that, to the extent the Company issues debt securities under the Form S-3, the Company currently intends to rely upon one of the foregoing exemptions. However, if another applicable exemption under the 1939 Act is available at the time, then the Company may choose to rely upon such other then-applicable exemption.

The Company further acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Staff will find the foregoing responses satisfactory and agree with the Company’s conclusion that no further amendments of the Form S-3 are necessary in connection therewith. If any member of the Staff should have any questions regarding Amendment No. 1 or any of our responses to the Comment Letter, please do not hesitate to contact the undersigned at 845.512.6004 or Richard DiStefano of Blank Rome LLP, our outside legal counsel, at 212.885.5372.

Sincerely,

/s/ Stephen P. Mandracchia

Stephen P. Mandracchia

Vice President Legal & Regulatory

cc:	Erin Jaskot
Richard DiStefano